UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Playa Hotels & Resorts N.V.
(Name of Issuer)
Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)
N70544106
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
November 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 21 Pages

Exhibit Index Found on Page 21

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Cabana Investors B.V.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Playa Four Pack, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Nicolas Giauque
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS David T. Kim
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Michael G. Linn
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS William Seybold
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS John R. Warren
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

 (b) ☒**

**       The reporting persons making this filing hold an aggregate of 0 ordinary shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on March 22, 2017, as amended and supplemented by Amendment No. 1 thereto filed on May 25, 2017, Amendment No. 2 thereto filed on June 27, 2017, Amendment No. 3 thereto filed on December 4, 2017, Amendment No. 4 thereto filed on November 24, 2020, Amendment No. 5 thereto filed on January 15, 2021 and Amendment No. 6 thereto filed on May 21, 2021 (as so amended and supplemented, the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”). Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Item 2.	Identity and Background

This Amendment amends and restates Item 2(a) of the Prior Schedule 13D in its entirety as follows:

(a)            This statement is filed by the entities and persons listed in items (i) through (iv) below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon SPVs

(i)	Cabana Investors B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Cabana”), with respect to the Ordinary Shares held by it; and

(ii)	Playa Four Pack, L.L.C., a Delaware limited liability company (“Four Pack”), with respect to the Ordinary Shares held by it.

Cabana and Four Pack are together referred to herein as the “Farallon SPVs.”

The sole owner of Cabana is Coöperatieve Cabana U.A. (“CCUA”). The indirect owners of CCUA are Farallon Capital Partners, L.P. (“FCP”), Farallon Capital Institutional Partners, L.P. (“FCIP”), Farallon Capital Institutional Partners II, L.P. (“FCIP II”), Farallon Capital Institutional Partners III, L.P. (“FCIP III”) and Farallon Capital Offshore Investors II, L.P. (“FCOI II”) (collectively, the “Farallon Cabana Funds”).

The members of Four Pack are FCP, FCIP and FCIP III (collectively, the “Farallon Four Pack Funds”).

FCP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the “Farallon Funds.”

The Farallon General Partner

(iii)	Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of each of the Farallon Funds, with respect to the Ordinary Shares indirectly held by the Farallon Cabana Funds as the indirect owners of CCUA as the sole owner of Cabana; and with respect to the Ordinary Shares indirectly held by the Farallon Four Pack Funds as the members of Four Pack.

The Farallon Individual Reporting Persons

(iv)	The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Farallon General Partner, with respect to the Ordinary Shares held by the Farallon SPVs: Philip D. Dreyfuss (“Dreyfuss”); Michael B. Fisch (“Fisch”); Richard B. Fried (“Fried”); Nicolas Giauque (“Giauque”); David T. Kim (“Kim”); Michael G. Linn (“Linn”); Rajiv A. Patel (“Patel”); Thomas G. Roberts, Jr. (“Roberts”);William Seybold (“Seybold”); Andrew J. M. Spokes (“Spokes”); John R. Warren (“Warren”); and Mark C. Wehrly (“Wehrly”).

Dreyfuss, Fisch, Fried, Giauque, Kim, Linn, Patel, Roberts, Seybold, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

Item 4. Purpose of Transaction

This Amendment amends and supplements Item 4 of the Prior Schedule 13D to state that the disclosure set forth in Item 6 below is hereby incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Prior Schedule 13D, prior to the last paragraph thereof, in its entirety as follows:

The Farallon SPVs

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon SPV is incorporated herein by reference for each such Farallon SPV. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 164,280,740 Ordinary Shares outstanding, as reported by the Company in its prospectus supplement, dated November 8, 2021 filed by the Company pursuant to Rule 424(b)(5) with the SEC on November 10, 2021.

(c)	On November 12, 2021, pursuant to the Underwriting Agreement (as defined in Item 6 below), Cabana sold 7,937,523 Ordinary Shares and Four Pack sold 415,030 Ordinary Shares to the underwriter named therein at a price of $8.12 per share. Such sales constitute all transactions in the Ordinary Shares effected by the Farallon SPVs during the past 60 days.

(d)	The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	As of November 12, 2021, the Farallon SPVs ceased to be beneficial owners of more than five percent of the class of securities.

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)            None.

(d)	The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	As of November 12, 2021, the Farallon General Partner ceased to be a beneficial owner of more than five percent of the class of securities.

The Farallon Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)            None.

(d)	The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	As of November 12, 2021, the Farallon Individual Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities.

The Ordinary Shares reported hereby for the Farallon SPVs are held directly by the Farallon SPVs. The Farallon General Partner, as the general partner of each of the Farallon Funds, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly held by the Farallon Cabana Funds and the Farallon Four Pack Funds. The Farallon Individual Reporting Persons, as Managing Members or the Senior Managing Member, as the case may be, of the Farallon General Partner, in each case with the power to exercise investment discretion, may be deemed to be beneficial owners of all such Ordinary Shares held by the Farallon SPVs. Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment amends and supplements Item 6 of the Prior Schedule 13D to report the following (and such disclosure is hereby incorporated by reference in Item 4 of this Schedule 13D):

Underwriting Agreement for November 2021 Secondary Offering

On November 8, 2021, the Farallon SPVs entered into that certain Underwriting Agreement, dated such date (the “Underwriting Agreement”), by and among the Company, the Farallon SPVs and BofA Securities, Inc. (the “Underwriter”), providing for a registered public secondary offering of an aggregate of 8,352,553 Ordinary Shares by the Farallon SPVs (the “November 2021 Secondary Offering”). Subject to the terms and conditions of the Underwriting Agreement, the Underwriter agreed to purchase such Ordinary Shares from the Farallon SPVs at a price of $8.12 per share. The Underwriting Agreement contains customary terms and conditions, including certain representations and warranties by the Company and each Farallon SPV and certain indemnification and contribution agreements among the parties. The foregoing description of the Underwriting Agreement is a summary and is qualified in its entirety by the full terms and conditions of such agreement.  A copy of the Underwriting Agreement is attached as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed by the Company with the SEC on November 10, 2021, which exhibit is hereby incorporated herein by reference.

At the closing of the November 2021 Secondary Offering on November 12, 2021, the Farallon SPVs sold an aggregate of 8,352,553 Ordinary Shares. Such shares constituted all of the Ordinary Shares held by the Farallon SPVs. As a result, the Reporting Persons no longer beneficially own any Ordinary Shares as of November 12, 2021.

Due to the fact that the Reporting Persons no longer beneficially own any Ordinary Shares as of November 12, 2021, as of such date that certain Shareholder Agreement, dated as of March 10, 2017, by and among the Company, TPG Pace Sponsor, LLC, HI Holdings Playa B.V. and the Farallon SPVs has terminated with respect to the Farallon SPVs. As a consequence of such termination, the Farallon SPVs no longer have a right to designate a candidate for election to the Company’s board of directors at the next applicable shareholders meeting of the Company; and the Farallon SPVs no longer may be deemed members of a “group” (within the meaning of Rule 13d-5(b) under the Exchange Act) with Pace Sponsor and/or HI Holdings with respect to the securities of the Company.

Item 7. Materials to be Filed as Exhibits

This Amendment amends and supplements Item 7 of the Prior Schedule 13D to report the following:

A copy of the Underwriting Agreement is attached as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed by the Company with the SEC on November 10, 2021. Such exhibit is hereby incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2021

/s/ Michael B. Fisch
CABANA INVESTORS B.V.
By Michael B. Fisch, Authorized Signatory

/s/ Michael B. Fisch
PLAYA FOUR PACK, L.L.C.
By Michael B. Fisch, Authorized Signatory

/s/ Michael B. Fisch
FARALLON PARTNERS, L.L.C.
By Michael B. Fisch, Managing Member

/s/ Michael B. Fisch
Michael B. Fisch, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Richard B. Fried, David T. Kim, Nicolas Giauque, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Dreyfuss, Fried, Kim, Linn, Patel, Roberts, Seybold, Spokes, Warren and Wehrly authorizing Fisch to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on February 13, 2020 by such Reporting Persons with respect to the Common Stock of Broadmark Realty Capital Inc., are hereby incorporated by reference. The Power of Attorney executed by Giauque authorizing Fisch to sign and file this Schedule 13D on his behalf, which was filed as an exhibit to the Schedule 13G filed with the SEC on August 12, 2021 by such Reporting Person with respect to the Class A Ordinary Shares of Metals Acquisition Corp, is hereby incorporated by reference.

EXHIBIT INDEX

1.

Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated March 21, 2017 (filed as Exhibit 1 to the Reporting Persons’ Schedule 13D with respect to the Ordinary Shares of the Company filed with the SEC on March 22, 2017).

2.

Form of Company Founder Warrants Agreement, dated as of March 11, 2017, by and between the Company and each of the respective Farallon SPVs (incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

3.

Warrant Agreement, dated as of March 10, 2017, by and among the Company, Computershare, Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

4.

Form of Company Earnout Warrants Agreement, effective as of March 11. 2017, by and between the Company and each of the respective Farallon SPVs (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

5.

Form of Registration Rights Agreement, dated as of March 10, 2017, by and among the Company and the Holders identified therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

6.

Form of Shareholder Agreement, dated as of March 10, 2017, by and among the Company, TPG Pace Sponsor, LLC, HI Holdings Playa B.V., Cabana Investors B.V. and Playa Four Pack, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

7.

Tender and Support Agreement, dated as of May 22, 2017, by and among Playa Hotels & Resorts N.V., Bruce D. Wardinski, HI Holdings Playa B.V., Cabana Investors B.V., Playa Four Pack, L.L.C. and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017).

8.

Underwriting Agreement, dated November 18, 2020, by and among Playa Hotels & Resorts N.V., Cabana Investors B.V., Playa Four Pack, L.L.C. and BofA Securities, Inc. (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 20, 2020).

9.	Form of Lock-up Agreement, entered into by Cabana Investors B.V. and Playa Four Pack L.L.C., respectively, and Deutsche Bank Securities Inc.

10.	Underwriting Agreement, dated November 8, 2021, by and among Playa Hotels & Resorts N.V., Cabana Investors B.V., Playa Four Pack, L.L.C. and BofA Securities, Inc. (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 10, 2021).